[redacted]

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

SECURI 10028399 ON

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

BP 3/4 *

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
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SEC FILE NUMBER
8- 01068

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 1, 2008 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Neuberger Berman LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

605 Third Avenue
(No. and Street)

New York (City) NY (State) 10158-3698 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John A. Dorogoff (212) 476-8123
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154-0102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 01 2010
Washington, DC
106

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

BB 3/10

OATH OR AFFIRMATION

I, John A. Dorogoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Neuberger Berman LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

Notary Public

ROBERT CIRAOLA
Notary Public, State of New York
No. 01CI5086542
~~Qualified~~ in Richmond County
Commission Expires October 20, 20 13

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

**Independent Accountants' Report
on Applying Agreed-Upon Procedures**

The Members
Neuberger Berman LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Neuberger Berman LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively the "Specified Parties" of the report), solely to assist the Specified Parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the Specified Parties. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the 13 month period ended December 31, 2009 less revenues reported on the FOCUS reports for the period from December 1, 2008 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Specified Parties and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

001068 FINRA DEC
NEUBERGER BERMAN LLC 7*7
ATTN ROBERT GIRAOLA FL 21
605 3RD AVE
NEW YORK NY 10158-0180

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Salvatore Pope (646) 497-4794

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 682,488

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (199,949)

8/20/09
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 482,539

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 482,539

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 482,539

H. Overpayment carried forward $(—)

SEC Mail
Mail Processing
Section
MAR 01 2010
Washington, DC
106

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NEUBERGER BERMAN, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

AVP
(Title)

Dated the 25th day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 314,233,594
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		-0-
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		10,416,933
(2) Revenues from commodity transactions.		—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		27,971,221
(4) Reimbursements for postage in connection with proxy solicitation.		—
(5) Net gain from securities in investment accounts.		2,791,330
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 58,880	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ —	
Enter the greater of line (i) or (ii)		58,880
Total deductions		41,238,364
2d. SIPC Net Operating Revenues		$ 272,995,230
2e. General Assessment @ .0025		$ 682,488
		(to page 1 but not less than $150 minimum)

NEUBERGER BERMAN LLC

Statement of Financial Condition

December 31, 2009

(With Reports of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Members of
Neuberger Berman LLC:

We have audited the accompanying statement of financial condition of Neuberger Berman LLC (the Company) as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Neuberger Berman LLC as of December 31, 2009, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 26, 2010

NEUBERGER BERMAN LLC

Statement of Financial Condition

December 31, 2009

(In thousands)

Assets

Cash and cash equivalents	$	204,834
Cash segregated for the exclusive benefit of customers		500
Cash and securities deposited with clearing organization (including securities with a fair value of $2,000)		2,385
Financial instruments owned, at fair value		3,476
Receivables:		
Fees receivable		30,220
Broker-dealers and clearing organizations		2,744
Due from affiliates		346
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $48,122)		1,758
Identifiable intangible assets and goodwill (net of accumulated amortization of $12,590)		67,963
Other assets		4,334
Total assets	$	318,560

Liabilities and Members' Capital

Liabilities:		
Broker-dealers and customers	$	1,181
Due to affiliates		40,318
Accrued compensation		36,265
Income taxes payable		2,730
Deferred income		1,202
Other liabilities and accrued expenses		19,056
Total liabilities		100,752
Members' capital		217,808
Total liabilities and members' capital	$	318,560

See accompanying notes to statement of financial condition.

(1) Organization and Description of Business

Neuberger Berman LLC (NB LLC or Company), a Delaware limited liability company, is an indirect wholly owned subsidiary of Neuberger Berman Group LLC, a Delaware limited liability company (NB Group or the Parent). NB LLC is a registered broker-dealer and registered investment adviser engaged principally in providing investment advisory services to individuals and institutions. Representative clients include individuals, families, endowments, foundations, trusts and employee benefit plans. In addition, NB LLC is a sub-adviser to certain affiliates, including Neuberger Berman Management LLC (NBM), the adviser to the Neuberger Berman family of mutual funds. The Company clears its customers' securities transactions on a fully disclosed basis through Ridge Clearing and Outsourcing Solutions, Inc., which also serves as custodian for a significant number of the Company's clients.

NB LLC was an indirect wholly owned subsidiary of Lehman Brothers Holdings Inc. (LBHI), a Delaware corporation. On September 15, 2008, LBHI filed a petition with the United States Bankruptcy Court seeking relief under Chapter 11 of the Bankruptcy Code. On December 1, 2008, pursuant to a purchase agreement by and between NBSH Acquisition, LLC (NBSH) and LBHI (Purchase Agreement), LBHI agreed to sell (Transaction) substantially all of the businesses conducted by NB LLC and NB Management, as well as the fixed income business and certain alternative asset management businesses of LBHI's Investment Management Division (Acquired Businesses) to a group consisting of portfolio managers, the management team and certain key members and senior professionals (Management Owners). The sale was approved by the Bankruptcy Court on December 22, 2008. On May 4, 2009, the Acquired Businesses, with NB Group as the ultimate holding company for the new enterprise, commenced operations. Through their ownership of NBSH the Management Owners control 51% of the common equity of NB Group and LBHI holds retaining the remaining 49%. Effective with the closing of the sale of the Acquired Businesses, NBSH assigned its rights to the Parent, which assumed NBSH's obligations under the Purchase Agreement.

Subsequent to the completion of the Transaction, the Company changed its fiscal year-end from November 30th to December 31st.

(2) Significant Accounting Policies

(a) Basis of Presentation

The statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of the statement of financial condition requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Although these estimates and assumptions are based on the best available information, actual results could be materially different from those estimates.

The Financial Accounting Standards Board (FASB) issued FASB Accounting Standards Codification (ASC) effective for financial statements issued for interim and annual periods ending after September 15, 2009. The ASC is an aggregation of previously issued authoritative guidance under GAAP organized by subject area in one comprehensive set. In accordance with the ASC, references to previously issued accounting standards have been replaced by ASC references.

Subsequent revisions to GAAP will be incorporated into the ASC through Accounting Standards Updates (ASU).

(b) *Cash and Cash Equivalents*

Cash and cash equivalents consist primarily of money market funds of approximately $202.7 million which are highly liquid and payable on demand.

(c) *Securities Transactions*

Securities transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are valued at market value or fair value as determined by management.

(d) *Identifiable Intangible Assets and Goodwill*

Goodwill and identifiable intangible assets with an indefinite useful life are tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. Identifiable intangible assets are amortized on a straight line basis over their useful lives in accordance with GAAP, and are tested for recoverability whenever events indicate that the carrying amounts may not be recoverable.

(e) *Income Taxes*

NB LLC accounts for income taxes in accordance with the ASC Topic, *Accounting for Income Taxes*. Through May 3, 2009, NB LLC did not file tax returns but, the results of its operations were, or will be, included in LBHI's consolidated tax returns. Under the tax allocation plan, the U.S. Federal, state, and local income tax effect on the income of NB LLC was recorded in its tax provision. Effective May 4, 2009, NB LLC, as a limited liability company was no longer subject to federal or state corporate income taxes. However, NB LLC is subject to the New York City unincorporated business tax (UBT).

NB LLC complies with the recently released ASC Topic "*Accounting for Uncertainty in Income Taxes*" which sets out a framework for management to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained, and the amount of benefit is then measured on a probabilistic approach, as defined in the ASC Topic. This ASC Topic also sets out disclosure requirements to enhance transparency of an entity's tax reserves. The Company's adoption of this ASC Topic had no impact on its statement of financial condition.

(3) Cash Segregated For The Exclusive Benefit of Customers

At December 31, 2009, cash of $500,000 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3(k)(2) of the Securities Exchange Act of 1934, as amended.

(4) Fair Value of Firm Investments

Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties. Where available, fair value is based on observable market prices

or parameters, or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied.

These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the transparency of the market and complexity of the instrument.

Assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure the fair value. GAAP provides for the following three levels to be used to classify fair value measurements:

- Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
- Level 2 – Inputs other than quoted prices included in Level I that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.
- Level 3 – Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. In making such estimates, management includes, among other things, assumptions of risk, both the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Where multiple inputs are used to value a financial instrument, an asset or a liability's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation.

Firm investments owned, which primarily consist of listed equities and proprietary mutual funds, are carried at market value. Municipal auction rate notes are valued at fair value as determined by management. All firm investments are recorded on a trade date basis.

Fair value of firm investments owned at December 31, 2009 were:

	Level 1	Level 2	Level 3	Total
		(In thousands)		
Cash and cash equivalents:				
Money market mutual funds	$ 22,700	—	—	22,700
Firm investments owned:				
Equities	$ 1,352	—	—	1,352
Mutual funds	1,612	—	—	1,612
Government securities	12	—	—	12
Municipal auction rate notes	—	—	500	500
Total firm investments owned	$ 25,676	—	500	26,176

Following is a reconciliation of Level 3 assets for which significant unobservable inputs were used to determine fair value.

		Financial instruments owned, at fair value
		(In thousands)
Balance as of December 1, 2008	$	—
Net purchases		625
Realized gain		—
Change in unrealized appreciation		(125)
Transfers in and/or (out) of Level 3		—
Balance as of December 31, 2009	$	500
Change in unrealized appreciation (depreciation) during the period for Level 3 investments held at December 31, 2009	$	(125)

Assets measured at fair value on a nonrecurring basis are as follows:

		Level 1	Level 2	Level 3	Total
			(In thousands)		
Assets:					
Goodwill	$	—	—	50,146	50,146
Identifiable intangible assets		—	—	17,817	17,817
Total	$	—	—	67,963	67,963

At April 30, 2009, goodwill was measured for impairment based on the estimated value of the acquired entities using a combination of the income and market approaches. The income approach is based on projected cash flows of the acquired entities whereas the market approach uses estimates of the value of comparable companies.

At April 30, 2009, identifiable intangible assets were measured for impairment based on the estimated value of those assets using an income approach. The income approach is based on projected cash flows.

See Note 5 for additional information regarding these assets.

(5) Goodwill and Identifiable Intangible Assets

The change in the carrying amount of goodwill for the thirteen month period ended December 31, 2009 is as follows:

		Total (In thousands)
Balance (net) at December 1, 2008	$	237,991
Goodwill write-down		(187,845)
Balance (net) at December 31, 2009	$	50,146

Identifiable intangible assets, primarily comprised of customer lists at December 31, 2009, are as follows:

		Identifiable Intangibles		Accumulated Amortization
		(In thousands)		
December 1, 2008	$	30,654	$	7,446
Write-off of Amortization Expense		(729)		4,662
December 31, 2009	$	29,925	$	12,108

Goodwill is recorded net of amortization expense. The amount of goodwill amortization recorded prior to the adoption of the ASC Topic, *Business Combinations,* was approximately $0.5 million.

Identifiable intangible assets have amortizable lives of 5 to 11 years. The weighted average life of the identifiable intangible assets is approximately 7 years.

Subsequent to the impairment charge taken effective with the sale of the Acquired Businesses, management has conducted its year-end impairment test on identified intangible assets and goodwill and concluded that there is no further impairment.

(6) Commitments and Contingencies

NB LLC has contractual obligations under long-term noncancelable lease arrangements, principally for office space, expiring on various dates through 2017. Office space leases are subject to escalation

provisions based on increases in costs incurred by the lessor. At December 31, 2009, minimum rentals, excluding office space escalation, under these lease agreements, are as follows (in thousands):

Year:		
2010	$	14,155
2011		14,160
2012		14,167
2013		14,171
December 31, 2014 and thereafter		46,700
Total minimum lease payments	$	103,353

In connection with business acquisition of certain assets of an investment adviser in 2008, NB LLC agreed to pay additional consideration contingent on the acquired businesses related to such assets meeting or exceeding specified revenue thresholds. Should the revenue thresholds be achieved, any payments required to be made will be recorded as additional purchase price as such amounts become determinable. Contingent amounts are payable in 2012 and are not expected to exceed a total of $65 million.

NB LLC is involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its business. NB LLC recognizes liabilities for contingencies when there is an exposure that, when analyzed, indicates it is both probable that a liability will be incurred and the amount of such liability can be reasonably estimated. When a range of probable liability can be estimated, NB LLC accrues the amount it has determined it is most likely to incur. If the amount is not determinable, NB LLC accrues the minimum of the range of probable loss. The Company's management believes, based on currently available information, advice of counsel, and established reserves, that the eventual outcome of such proceedings, in the aggregate, will not have a material adverse effect on NB LLC's financial condition.

(7) Capital Requirements

As a registered broker-dealer and member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Commodity Futures Trading Commission (CFTC), NB LLC is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1 and Rule 1.17 of the CFTC, respectively. Under these rules, the Company is required to maintain minimum net capital, as defined, of not less than the greater of a) 2% of aggregate debit items arising from customer transactions, b) 8% of customer risk maintenance margin requirements plus 4% of noncustomer risk maintenance margin requirements or c) $1.5 million. As of December 31, 2009, NB LLC had net capital of approximately $119.2 million, which exceeded the minimum net capital requirement by approximately $117.7 million. Based on applicable regulatory requirements, the Company may not withdraw equity capital if its net capital falls below certain specified levels, as defined.

(8) Employee Benefit Plans

Employees of NB LLC, along with employees of certain of its affiliated companies, participate in the Neuberger Berman Group LLC 401(k) Plan (Plan). Matching contributions by the Parent are discretionary. NB Group's Board of Directors makes an annual determination whether the Parent will provide matching

contributions. At December 31, 2009 no matching contributions were made to the Plan. Had a decision been made to provide matching contributions, the Parent would allocate the applicable expense to the Company.

Select employees of NB LLC participate in the Neuberger Berman Group LLC Contingent Compensation Plan (Contingent Compensation Plan) which was established in 2008. Other than with respect to death, disability or retirement, allocations under the Contingent Compensation Plan may be forfeited, should an employee no longer be associated with NB LLC. The Parent will initially measure any related compensation expense based on the fair value at the date of award and will allocate the applicable expense to NB LLC. At each subsequent reporting period until the award is settled, the fair value of the contingent compensation will be re-measured based on the current fair value of the award granted with the net change included in compensation expense. The compensation expense will be recognized over the applicable vesting period, as such term is defined in the Contingent Compensation Plan. No contingent compensation was allocated as of December 31, 2009.

(9) Income Taxes

For the period December 1, 2008 through May 3, 2009 the Company was a single member limited liability company (LLC) and its results of operations were included in the consolidated federal and combined state and local corporate income tax returns with LBHI. The tax provision for this period is calculated in accordance with the tax allocation policy with LBHI and its subsidiaries. As a single member LLC the Company's income and losses were subject to corporate income taxes.

On May 4, 2009 the Company issued a membership interest to a subsidiary of the Parent. As a result of such action it is now treated as a partnership for US income tax purposes. As a partnership, the Company is no longer subject to corporate income tax for federal or state and local tax purposes. However, partnerships doing business in New York City are subject to UBT.

In accordance with the tax allocation policy and the terms of the Purchase Agreement, all corporate income tax related assets and liabilities as of May 3, 2009 were settled with LBHI on a net basis. As a result of the settlement agreement, the balance in both the current and deferred tax accounts as of May 3, 2009 were zero. In addition to the income tax expense, an adjustment of $2.5 million was recorded to additional paid in capital to establish the opening deferred tax balance as of May 4, 2009 at the applicable UBT rate.

As of December 31, 2009, the Company had a deferred tax asset of $2.4 million which consisted of the following (in millions):

Deferred tax assets:		
Amortization of goodwill and intangibles	$	2.1
Reserves not currently deductible		0.1
Deferred compensation		0.1
Gross deferred tax assets		2.3
Valuation allowance against deferred tax assets		0.1
Net deferred tax assets	$	2.4

The Company assesses its risk associated with uncertain tax positions and records tax benefits for all years subject to examination based on the best information available at the reporting date. For those positions where it is more likely than not that a tax benefit will be sustained, the Company records the largest amount of the tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority. For those positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. During the period, the Company increased the gross amount of unrecognized tax benefits by $1.7 million, which if recognized would favorably impact the Company's effective tax rate. At this time the Company does not expect any material change in the unrecognized tax positions over the next twelve months.

A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows (in millions):

Balance as of December 1, 2008	$	—
Additions based on tax positions related to the current period		1.7
Balance as of December 31, 2009	$	1.7

(10) Related Party Transactions

Due to affiliates are comprised of $40.3 million, of which $32.2 million is due to Neuberger Berman Group LLC, $5.0 million payable to Neuberger Berman Services LLC, and $3.1 million due to other affiliates.

(11) Subsequent Event

The Company's management has evaluated events occurring after the date of the statement of financial condition (subsequent events) through February 26, 2010, the date the statement of financial condition was issued, to determine whether any subsequent events necessitate adjustment to or disclosure in the statement of financial condition.

On January 21, 2010, the members of NB LLC authorized and declared a dividend to its members in the amount of $60 million. Such dividend was paid on January 25, 2010.

SUPPLEMENTARY REPORT OF AUDITORS

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1) and Commodity Futures Trading Commission Regulation 1.16

The Members of
Neuberger Berman LLC:

In planning and performing our audit of the financial statements of Neuberger Berman LLC (the Company) as of and for the thirteen month period ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17
2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal controls exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the second and third paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2009, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Company's Members, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act and Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2010